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                     January 2, 2024

       Bret A. Pedersen
       Chief Financial Officer
       Envela Corporation
       1901 Gateway Drive , Ste 100 .
       Irving, TX 75038

                                                        Re: Envela Corporation
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            File No. 001-11048

       Dear Bret A. Pedersen:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Trade & Services